Filed Pursuant To Rule 433

Registration No. 333-275079

March 14, 2024

WBTW (TV): Living Local Carolina with John Hoffman

KATIE TURNER: Good morning, everyone. Thanks for joining us today on Living Local Carolina. Today I am joined by truly an expert whenever it comes to things that I know nothing about. I'm joined by John, how are you doing?

MANAGING DIRECTOR, GRAYSCALE INVESTMENTS, JOHN HOFFMAN: Hey, Katie. Doing well. Thanks for having me today.

TURNER:All right, so, what do people need to know about cryptocurrency? We have been hearing a lot about this, but I think a lot of people are confused on what it actually means.

HOFFMAN: Yes, so, Bitcoin as a cryptocurrency is the world's largest cryptocurrency. It started in 2009. So it has been operating for over 15 years. Bitcoin is truly a revolutionary technology which enables you to send money to anyone in the world at any point in time without the use of a third party or an intermediary, centralized intermediary. We live in an increasingly digital world so think of cryptocurrency and Bitcoin specifically as digital gold or a digital store value that you could send and receive just like you would with an email.

TURNER: Could you tell me what a Spot Bitcoin ETF is?

HOFFMAN: Yes, let's break down those 3 words. So, spot refers to the current market price. Bitcoin is the world's largest cryptocurrency and ETF stands for exchange traded funds. So these are pooled investment vehicles that trade on an exchange, much like a stock. So again, a spot Bitcoin ETF makes it easier to invest in Bitcoin directly in your brokerage account or your retirement account through this spot Bitcoin ETF, which Grayscale’s ticker is GBTC, GBTC for the Grayscale Bitcoin Trust.

TURNER: Okay, so, if someone watching right now is interested, how can they kind of dip their toes in and get started?

HOFFMAN: Yes, so we encourage you to visit w www.grayscale.com. g-r-a-y scale.com for more information on cryptocurrency and Bitcoin ETFs as well. But again, you can invest directly through your brokerage account just as you'd be buying shares IBM or Apple or other stocks. You can do that today with the launch of these spot Bitcoin ETFs.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.